Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             CARNIVAL CORPORATION CLARIFIES POSITION ON FTC FILING
ISSUES LETTER TO TRAVEL AGENTS IN RESPONSE TO ROYAL CARIBBEAN'S LOBBYING EFFORTS
--------------------------------------------------------------------------------


MIAMI, July 1 -- Carnival Corporation (NYSE: CCL - NEWS) today released a letter to travel agents in response to a fax from a lobbying firm hired by Royal Caribbean which has urged travel agents to write to the Federal Trade Commission
(FTC) opposing Carnival's bid for P&O Princess.

The fax to travel agents is from FM Strategic Communications on behalf of its client, Royal Caribbean Cruises Ltd., actively soliciting travel agents to write to the FTC and suggesting specific language for inclusion in those letters.

Carnival Corporation's letter to travel agents follows:

July 1, 2002

Dear Travel Partner:

We have recently been made aware that Royal Caribbean Cruises, Ltd., in its effort to spoil Carnival Corporation's bid for P&O Princess, has retained a lobbying firm, FM Strategic Communications, to request that travel agents write letters to the Federal Trade Commission opposing our merger. Many of you may have already received a phone call followed by a fax from this firm which contains misleading information about our proposed merger.

Royal Caribbean and its lobbyist are asking travel agents to write a letter saying among other things, that they are opposed to Carnival buying P&O Princess; that Carnival will have too much power over prices and their clients will have no other real choices, and that Carnival could lower or cut out commissions to travel agents altogether.

ALL OF THESE ALLEGATIONS ARE SCARE TACTICS THAT ARE BLATANTLY UNTRUE.

RCCL also has said that Carnival would control more than half of the U.S. market. The fact of the matter is, regardless of whether Carnival or Royal Caribbean were to be successful in a proposed merger with P&O Princess, the newly merged entity would control less than 50 percent of the U.S. cruise berths. However, as you know, Carnival, like all other cruise lines, competes in the overall vacation market, of which cruising represents less than three percent.

Sadly, this is another in a series of unethical and desperate attacks by RCCL on Carnival Corporation designed to undermine our efforts with regulators in both Europe and the United States. Royal Caribbean has deliberately and selectively spread misinformation and falsehoods in its campaign of lies against our company and violated a confidentiality agreement with the European Commission -- all in an effort to spoil our proposed merger.

Carnival Corporation is the best managed cruise company in the business and has a demonstrated track record of achieving synergies and efficiencies in previous merger transactions. As you know, these mergers have resulted in the strengthening of these cruise brands and have clearly benefited travel agents and consumers alike.

You also know that Carnival's cruise brands operate independently, which allows each company to set its own individual pricing and commission policies. Unlike RCCL, we do not force you to sell all of our brands in order to achieve maximum commission levels from one. We do not intend to change our long established, proven operating policy in the event our merger with P&O Princess is successful. The addition of P&O Princess and its brands to the Carnival group would create even more choice for your clients and more opportunity for you to earn greater commissions.

Should you have any questions, please feel free to contact any of our cruise executives listed below.

Sincerely,

/s/ Micky Arison
-----------------------------
    Micky Arison
    Carnival Corporation

/s/ Howard Frank
-----------------------------
    Howard Frank
    Carnival Corporation

/s/ Bob Dickinson
-----------------------------
    Bob Dickinson
    Carnival Cruise Lines

/s/ Kirk Lanterman
-----------------------------
    Kirk Lanterman
    Holland America Line & Windstar Cruises

/s/ Pier Luigi Foschi
-----------------------------
    Pier Luigi Foschi
    Costa Cruises

/s/ Pamela Conover
-----------------------------
    Pamela Conover
    Cunard Line & Seabourn Cruise Line


Carnival Corporation is a global vacation and leisure travel provider that operates Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line, Windstar Cruises and Holland America Tours.

Carnival Corporation's six cruise brands operate 43 ships in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations, and have 15 new ships scheduled for delivery during the next four years.

Additional information can be obtained via Carnival Corporation's Web site at http://www.carnivalcorp.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US private securities litigation reform act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward- looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward- looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward- looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

For investor inquiries, please contact Beth Roberts, Tel: (011) 44 771 0945 361. For press inquiries, please contact Tim Gallagher, Tel: 1-305-599-2600, ext. 16000, Carnival Corporation, Carnival Place, 3655 N.W. 87 Avenue, Miami, Florida 33178-2428.